Mary and Sheila,

In connection with KCAP’s Form N-2 we have attached the Company’s response to your comment letter dated April 26, 2013.  Please note that we are submitting the attached on an informal basis in the interest of confirming that you do not have any additional comments before we file the Form N-2.  We will file this email, along with the attachments, as correspondence as soon as possible.  We have also attached the pages of the Form N-2 that are referenced in the response letter, as well as a form of prospectus supplement for each type of security being registered (Exhibits 99.2, 99.3, 99.4 and 99.5).

Please let us know if you have any additional comments, or if we can provide you with any further information.

Have a nice weekend.

Payam

Payam Siadatpour | Associate

Sutherland Asbill & Brennan LLP
700 Sixth Street, NW, Suite 700 | Washington, DC 20001-3980
202.383.0278 direct | 202.637.3593 facsimile
payam.siadatpour@sutherland.com | www.sutherland.com

May [•], 2013

VIA EDGAR

Mary A. Cole, Senior Counsel

Sheila Stout, Senior Staff Accountant

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E

Washington, DC 20549

RE:	KCAP Financial, Inc. – Registration Statement on Form N-2

(File Nos.: 333-187570; 814-00735)

Dear Ms. Cole and Ms. Stout:

On behalf of KCAP Financial, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that you provided to us in a letter dated April 26, 2013 regarding the Company’s registration statement on Form N-2 (File No.: 333-187570) (the “Registration Statement”) that was filed with the SEC on March 27, 2013. The Staff’s comments are set forth below in italics and are followed by the Company’s responses.

Comment No. 1:	Cover—Calculation of Registration Fee—Why are preferred shares not listed in this table, since the footnote 2 and prospectus disclosure refer to preferred shares being registered under this registration statement?

Response: The Company advises the Staff that the preferred shares are listed in the second line item in the “Calculation of Registration Fee” table on the cover page of the Registration Statement.

Comment No. 2:	Cover—Please disclose the following information on the front cover: (1) the securities in which the Company invests will generally not be rated by any rating agency; (2) if they were rated, they would be below investment grade or “junk;” (3) indebtedness of below investment grade quality is regarded as having predominately speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. Please also include such information in the Summary section.

Response: The Company has revised the disclosure accordingly. See the front cover of the prospectus included in the Registration Statement and pages 1 and 58 of the Registration Statement.

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Comment No. 3:	Disclose the most recently calculated net asset value per share of the Company’s common shares. As needed, update the last reported sale price of the Company’s common stock.

Response: The Company has revised the disclosure accordingly. See the front cover of the prospectus included in the Registration Statement and page 35 of the Registration Statement.

Comment No. 4:	Please describe the units with specificity. Please fully explain to the staff how the offering price will be allocated to the components of the units. For example, could a unit include a common stock priced at net asset value (“NAV”) (which if alone may sell below NAV) together with another security (which if alone may be offered at terms more favorable to the Company)? Do units present any unusual or unique risks that potential purchasers should be aware of? Do units have any influence or relationship with the asset coverage requirements of the 1940 Act? Will units have trading symbols of their own or will shareholders be able to trade the unit components individually? Are there any voting right issues or conflicts with respect to unit components?

Response: The Company advises the Staff that it no longer plans to offer units. As a result, the Company has revised the Registration Statement to remove all references to units.

Comment No. 5:	Concerning units, the disclosure states, “Each unit may consist of a combination of any two or more of the securities being registered hereby or debt obligations of third parties, including U.S. Treasury securities.” Please explain to the staff whether or not a unit containing debt obligations of third parties may create co-registration issues.

Response: Please see the response to Comment No. 4 above.

Comment No. 6:	Disclose the benefit to the Company of issuing units. How does this benefit differ from the Company issuing the individual unit components? Does this benefit to the Company give rise to any disadvantage for shareholders in purchasing units, when compared to the individual components comprising the units? Please revise the disclosure accordingly. We may have further comment.

Response: Please see the response to Comment No. 4 above.

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Comment No. 7:	Common shareholders should have some basis to determine and understand the maximum dilution that might be imposed upon their shares as a result of the Company’s future issuances of securities. Please expand the table provided under the heading “Stockholders may incur dilution if we issue securities to subscribe to, convert to or purchase shares of our common stock” to show dilution amounts for a common stock offering at different prices below NAV.” In addition, in your response, please represent that any such issuances of securities will meet the conditions of Section 61 of the 1940 Act.

Response: The Company has revised the disclosure accordingly. See pages 30 and 31 of the Registration Statement. In addition, the Company represents to the Staff on a supplemental basis that any such issuances of securities subject to the conditions to Section 61 of the Investment Company Act of 1940 (e.g., warrants to purchase shares of common stock, preferred stock convertible into shares of common stock, etc.) will comply with the conditions set forth therein.

Comment No. 8:	Include an undertaking in Part C of the registration statement to file for staff review a post-effective amendment in respect of any units offering by the Company during the shelf registration statement offering period. We may have further comments.

Response: Please see the response to Comment No. 4 above.

Comment No. 9:	Please advise the staff whether the Company may issue debt securities with the term “senior” that will not be senior to any existing debt securities. We may have additional comments.

Response: The Company advises the Staff on a supplemental basis that it will not offer any debt securities with the term “senior” in the title thereof if such debt securities are not senior to any of the Company’s then outstanding indebtedness.

Comment No. 10:	Please file a form of prospectus supplement for each type of security to be sold under this registration statement.

Response: The Company has filed a form of prospectus supplement for each type of security to be sold under the Registration Statement. See Exhibits 99.2, 99.3, 99.4 and 99.5 to the Registration Statement.

Comment No. 11:	Please reconcile the expense ratio as stated in the Financial Highlights as of December 31, 2012, with the expense ratio as stated in the “Fees and Expenses” table included in the Prospectus. In addition, please inform the staff whether the “Fees and Expenses” table assumes the proceeds of the offering.

Response: The Company informs the Staff that the total annual expense ratio of 8.96% reflected in the “Fees and Expenses” table represents an estimate of the Company’s expenses on a going forward basis for the next twelve months while the total expense ratio of 7.2% set forth under the caption “Financial Highlights” is as of December 31, 2012. As a result, the 8.96% total annual expense ratio takes into account expenses not incurred during the year ended December 31, 2012, including, for example, the full twelve month impact of the 7.375% Notes due 2019 issued by the Company in October 2012. Also, please be advised that the “Fees and Expenses” table included in the Registration Statement does not take into account the receipt of any proceeds that may be received from the offering of the securities pursuant thereto.

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Comment No. 12:	Page 4 of the Prospectus states that, currently, two of the CLO funds managed by the Asset Manager Affiliate and held by the Company have achieved the threshold and are paying incentive fees to the Adviser. Please inform the staff whether these incentive fees are reflected in the AFFE that is disclosed in the “Fees and Expenses” table.

Response: The Company informs the Staff on a supplemental basis that the calculation percentage set forth in the line item entitled “Acquired Fund Fees and Expenses” in the “Fees and Expenses,” as currently disclosed, takes into account the additional fees payable to the Asset Manager Affiliates by the two CLO funds referenced in the Staff’s comment above.

Comment No. 13:	At most, 25% of the value of a RIC’s total assets may be invested in the securities of any one issuer, or multiple issuers that the RIC controls and which are engaged in similar businesses. Please inform the staff of the compliance procedures in place for the Company to monitor the investments in the two advisers to ensure that, as a RIC, the Company is in compliance with this particular test.

Response: The regulated investment company (“RIC”) asset diversification requirement will be satisfied if the Company meets certain asset diversification requirements at the end of each quarter of its taxable year. To satisfy this requirement, at least 50% of the value of the Company’s assets must consist of cash, cash equivalents, U.S. Government securities, securities of other RICs, and other acceptable securities; and no more than 25% of the value of its assets can be invested in the securities, other than U.S. government securities or securities of other RICs, of one issuer, of two or more issuers that are controlled by the Company and that are engaged in the same or similar or related trades or businesses.

Pursuant to Internal Revenue Code Section 851(d)(1), a failure to meet the diversification requirements at a quarter end that is due solely to changes in the valuations of the Company’s assets and not due in whole or in part to the acquisition of additional securities will not prevent the Company from qualifying as a RIC. At the time that the Company last acquired any securities issued by either of the advisers, the securities issued by such advisers constituted less than 25% of the value of the Company’s assets. As a result, so long as the Company does not acquire (i) additional securities in the two advisers or (ii) securities of another adviser that is controlled by the Company and engaged in the same or similar or related business as the two advisers, then the Company will be treated as satisfying the 25% RIC diversification rule even if the value of the securities of such advisers exceeds 25% of the Company’s assets as of a quarter end.

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Prior to making a new or follow on investment in a portfolio company, including the two advisers, the Company’s Chief Compliance Officer and Chief Financial Officer will review the investment for various regulatory purposes, including ensuring compliance with the RIC diversification rule. In this respect, the Company will not acquire any additional securities in the two advisers (or in other advisers engaged in the same or similar or related businesses) if the percentage of its total assets invested in the securities of such advisers would exceed 25% of its total assets immediately after the acquisition. Thus, this compliance procedure is intended to ensure that the Company does not run afoul of, among other things, the 25% RIC diversification rule.

Comment No. 14:	In the Statement of Changes included in the financial statements, there is a line item designated “Dividend to stockholders.” Distributions should be disclosed as a single line item, except for tax return of capital distributions, which should be disclosed separately. Please confirm that there have been no tax returns of capital that would have required separate disclosure.

Response: As disclosed on page F-82 of the Registration Statement, the distributions paid by the Company to its stockholders in 2012 and 2010 included tax returns of capital. In future filings with the SEC, the Company will ensure that tax return of capital distributions are separately disclosed in its Statements of Changes in Net Assets.

Comment No. 15:	In the Statement of Changes in the financial statements there is a line item under Capital share transactions, “interest in affiliate company.” Please inform the staff what this entry means.

Response: The Company informs the Staff on a supplemental basis that the line item entitled “interest in affiliate company” in the Statement of Changes in Net Assets relates to the dollar value of shares of the Company’s common stock issued by it in connection with its acquisition of Trimaran Advisors, L.L.C. in February 2012. This acquisition is discussed in numerous places in the Registration Statement. See pages 1, 39, 58 and F-18 of the Registration Statement.

Comment No. 16:	Please inform the staff the position of the Company in determining when a 19a-1 notice under the 1940 Act is required to be sent to shareholders. In addition, please inform the staff if a 19a-1 notice was sent to shareholders during the year.

Response: The Company has elected to determine whether it is required to send a notice to its stockholders in accordance with Section 19(a) of the Investment Company Act of 1940 on a tax basis and not on a book basis. Such determination is made in connection with the completion of its tax returns for the applicable tax year and any tax return of capital in connection therewith is reflected in the Form 1099-DIVs that it sends to its stockholders.

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Comment No. 17:	In Note 4 to the financial statements, Investments, Fair Value Measurements, consider providing additional disclosures in the Level III chart disclosing the asset type, fair value, valuation technique, unobservable inputs and the range of inputs. The first item to include is an additional column disclosing the weighted average range. Owing to the wide range of inputs and the effects that result from a wide range as disclosed, a weighted average should be stated for each separate range of inputs. See the FASB example in ASC 820. In addition, since the Company relies on the use of vendor pricing for its Level III holdings, consider adding as a best practice a row in the table that shows the amount of vendor priced securities so the reader can reconcile the total Level III holdings in the ASU 2011-04 disclosure to the final balance in the Level III roll forward.

Response: The Company has revised the disclosure in the “Note 4, Investments, Fair Value Measurements” to the financial statements to include the requested weighted average range column. See page F-33 of the Registration Statement. However, the Company has determined not to comply with the best practices aspects of the Staff’s comment at this time.

Comment No. 18:	Please confirm and represent to the staff that all holdings of subsidiaries as of December 31, 2012, have been assessed for compliance with Rule 3-09 and 4-08(g) of Regulation S-X.

Response: The Company advises the Staff on a supplemental basis that it has assessed the implications of Rules 3-09 of Regulation S-X and 4-08(g) of Regulation S-X with respect to the holdings of each of its subsidiaries as of December 31, 2012 and confirms that no additional financial information is required to be included in the Registration Statement with respect thereto.

Comment No. 19:	Page 34 of the prospectus presents a table titled “Price Ranges of Common Stock and Distributions.” According to the table for the quarters ended September 30, 2012, and December 31, 2012, the shares of the Company were trading at a premium for the high sales price to the NAV. The premium was 19.7% and 23.2%, respectively. Please inform the staff if there were any changes that occurred during 2012, that would have caused the Company to trade at a premium the last two quarters of the year ended December 31, 2012. The staff notes that the Company traded at a discount to NAV for the years ended 2010 and 2011.

Response: Given the vagaries of the stock market, the Company has no basis of knowing why the shares of its common stock began to trade at a premium to the net asset value thereof during the last two quarters of 2012.  However, based on the general trading trends of BDCs, the Company can speculate on the cause of the premium.  The Company believes that BDCs often trade at a price per share that is reflective of their current or projected yield. During the year ended 2012, the Company increased the amount of its quarterly dividends.

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Comment No. 20:	Please explain to the staff the accounting for capital structuring service fees. In your discussion, please explain whether or not there is a difference in the timing of recognition of income for book purposes that differs from the timing for tax purposes.

Response: As disclosed in the Registration Statement, the Company may earn ancillary structuring and other fees related to the origination, investment, disposition or liquidation of debt and investment securities. For book purposes, the Company will generally capitalize loan origination fees, then amortize these fees into interest income over the term of the loan using the effective interest rate method, recognize prepayment and liquidation fees upon receipt and equity structuring fees as earned, which generally occurs when an investment transaction closes. For tax purposes, origination, prepayment, liquidation and equity structuring fees are treated as taxable income upon receipt.

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In connection with responding to the Staff’s comments on the Registration Statement, the Company acknowledges that:

•	the Company is responsible for the accuracy and adequacy of the disclosure in the Registration Statement;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the Registration Statement do not foreclose the SEC from taking any action with respect to the Registration Statement; and

•	The Company may not assert the Staff’s comments as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0805.

Sincerely,

/s/ Harry S. Pangas
Harry S. Pangas

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